FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2008

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐            No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐            No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes    ☐            No    ☒

If “Yes” is marked, indicate below the file

number assigned to the registrant in

connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated October 31, 2008 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: October 31, 2008

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	October 31, 2008

Tata Motors Limited’s Net Revenue at Rs.7078.85 crores PAT Rs.346.99 crores in 2nd Qtr 2008-09

Mumbai, October 31, 2008: Tata Motors today reported a 6.1% increase in revenues (net of excise) to Rs.7078.85 crores for the quarter ended September 30, 2008, compared to Rs.6672.65 crores in the corresponding quarter last year.

Profit before Tax (before notional loss on foreign exchange valuation) was Rs.643.03 crores, an increase of 8.9%, compared to Rs.590.34 crores in the corresponding quarter last year. After considering notional exchange valuation loss of Rs.285.02 crores (compared to a notional gain of Rs.30.85 crores in the corresponding quarter last year) reflecting the volatility in foreign exchange rates impacting the company’s long-term funds raised through issue of Foreign Currency Convertible instruments, Profit before Tax was Rs. 358.01 crores, a decline of 42.4%, compared to Rs. 621.19 crores in the corresponding quarter last year. Profit after Tax (after notional loss on foreign exchange valuation) was Rs.346.99 crores, a decline of 34.1% compared to Rs.526.84 crores in the corresponding quarter last year.

Tata Motors’ sales volume for the quarter (including exports) at 135,037 vehicles declined by 1.1% over 136,573 in the corresponding quarter last year. Tata Motors’ new products are growing at a faster rate and have helped partially counter the difficult market environment. Among them are several models of M&HCV trucks and buses, LCV passenger carriers like Magic, Winger and buses, and passenger vehicles, like the Indigo CS, Sumo Grande and the recently launched new generation Indica Vista.

In commercial vehicles, Tata Motors has held market share at 61.5% year to date. While new products have helped the company to hold market share in the M&HCV category, LCV passenger carriers have registered strong gains. In passenger vehicles, the company’s market share is 12.8% year to date. The company has made strong gains in volumes and market share in the entry mid-size sedan segment, and while growing volumes in utility vehicles has virtually held market share. The Indica Vista has met with an encouraging response since its introduction in August 2008, and is expected to improve the company’s overall industry market share and volumes as well as in its respective segment as production gets ramped up.

The automobile industry remains severely impacted with continued lack of financing and high interest rates. The quarter was also impacted by high input costs, and the company is aggressively pursuing its cost reduction initiatives.

The company has taken possession of the site at Sanand (Gujarat) for its Nano plant. Pre-construction activities have begun.

Half Year

The company’s revenues (net of excise) was Rs.14007.29 crores in the first half, a growth of 10% compared to Rs.12729.47 crores in the first half last year. Profit before Tax (before notional loss on foreign exchange valuation) was Rs.1188.00 crores, an increase of 21.6%, compared to Rs.976.58 crores in the corresponding period last year. After considering notional exchange valuation loss of Rs.484.90 crores (compared to a notional gain of Rs.236.74 crores in the corresponding period last year) reflecting the volatility in foreign exchange rates impacting the company’s long-term funds raised through issue of Foreign Currency Convertible instruments, Profit before Tax was Rs.703.10 crores, a decline of 42.1% over Rs.1213.32 crores in the first half last year, while Profit after Tax (after notional loss on foreign exchange valuation) was Rs.673.10 crores, a decline of 32.3% over Rs.993.60 crores in the first half last year.

The audited financial results of the company for the quarter ended September 30, 2008, are enclosed.

News Release – 2

Stand Alone Financial Results

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

We have audited the accompanying statement of financial results of TATA MOTORS LIMITED (“the Company”) for the quarter ended September 30, 2008 and the year to date results for the period April 1, 2008 to September 30, 2008 attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement with the Stock Exchanges. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting issued pursuant to the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. These Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us these quarterly as well as year to date results:

i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement with the Stock Exchanges and

ii)	give a true and fair view of the net profit and other financial information for the quarter ended September 30, 2008 as well as for the year to date results for the period from April 1, 2008 to September 30, 2008.

Further, we also report that we have also traced the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Registrars.

For DELOITTE HASKINS & SELLS

Chartered Accountants

M. S. Dharmadhikari

Partner

Membership No. : 30802

Mumbai: October 31, 2008

News Release – 3	October 31, 2008

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED SEPTEMBER 30, 2008

Particulars			Quarter ended September 30,		Half Year ended September 30,		Year ended March 31,
			2008	2007	2008	2007	2008
(A)
1		Vehicle Sales: (in Nos.) (includes traded vehicles)
		Commercial vehicles	74237	71112	145646	132745	312935
		Passenger cars and Utility vehicles	47870	51618	100320	104191	218055
		Exports	12930	13843	22150	27732	54659

			135037	136573	268116	264668	585649

2		Vehicle Production: (in Nos.)
		Commercial vehicles	83509	81201	165903	153376	352728
		Passenger cars and Utility vehicles	47151	54474	101469	110884	228630

			130660	135675	267372	264260	581358

			(Rupees Lakhs)
(B)
1	(a)	Sales / Income from Operations	790982	759015	1570608	1454889	3288503
		Less: Excise Duty	88049	99556	178973	193176	436311
		Net Sales / Income from Operations	702933	659459	1391635	1261713	2852192
	(b)	Other Operating Income	4952	7806	9094	11234	20890
		Total Income from Operations	707885	667265	1400729	1272947	2873082
2		Expenditure
	(a)	Decrease / (Increase) in stock in trade and work in progress	26092	7181	(31287)	(6554)	4048
	(b)	Consumption of raw materials and components	433970	415485	936483	814937	1859208
	(c)	Purchase of traded goods	56154	37699	109914	74040	159811
	(d)	Employee cost	41576	36941	81669	72128	154457
	(e)	Depreciation and Amortisation	20287	15974	38371	30721	65231
	(f)	Product development expenses	1047	1879	1841	3812	6435
	(g)	Other expenditure	92556	90477	193366	184283	400087
	(h)	Sub total 2(a) to 2(g)	671682	605636	1330357	1173367	2649277
3		Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]	36203	61629	70372	99580	223805
4		Other Income	42928	7054	74489	15883	48318
5		Profit before Interest and Discounting Charges and Exceptional Items [3+4]	79131	68683	144861	115463	272123
6		Interest and Discounting Charges
	(a)	Gross interest and discounting charges	25214	13983	42141	24892	54156
	(b)	Interest income / Interest capitalised	(10386)	(4334)	(16080)	(7087)	(25919)
	(c)	Net interest and discounting charges	14828	9649	26061	17805	28237
7		Profit after Interest and Discounting Charges but before Exceptional Items [5-6]	64303	59034	118800	97658	243886
8		Exceptional items
		Notional exchange loss / (gain) (net) on revaluation of foreign currency borrowings, deposits and loans given	28502	(3085)	48490	(23674)	(13761)
9		Profit from Ordinary Activities before tax [7-8]	35801	62119	70310	121332	257647
10		Tax expense	1102	9435	3000	21972	54755
11		Net Profit from Ordinary Activities after tax [9-10]	34699	52684	67310	99360	202892
12		Extraordinary Items (net of tax expense)	—	—	—	—	—
13		Net Profit for the period [11-12]	34699	52684	67310	99360	202892
14		Paid-up Equity Share Capital (Face value of Rs. 10 each)	38570	38550	38570	38550	38554
15		Reserves excluding Revaluation Reserve					742845
16		Earnings Per Share (EPS)
	(a)	Basic EPS before and after Extraordinary items Rupees	9.00	13.67	17.46	25.78	52.64
	(b)	Diluted EPS before and after Extraordinary items Rupees	8.17	12.43	15.85	23.97	48.28
			(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
17		Public Shareholding
	-	Number of Shares	199558049	200522689	199558049	200522689	207771594
	-	Percentage of shareholding	51.75%	52.02%	51.75%	52.02%	53.89%

Notes:-

1)	Figures for the previous period have been regrouped / reclassified wherever necessary.
2)	Total Income from operations for the quarter and half year ended September 30, 2007 included : (a) Rs. 16940 lakhs towards transfer of technology to two subsidiary companies and (b) a gain of Rs. 3000 lakhs on transfer of activity relating to financing of Construction Equipment to Tata Capital Ltd.
3)	During the quarter ended September 30, 2008, the Company has sold part of its long term investments. The resultant profit of Rs.35881 lakhs is included in the other income.
4)	Effective from April 1, 2008, the Company has applied hedge accounting principles in respect of forward exchange contracts as set out in Accounting Standard (AS) 30 – Financial Instruments: Recognition and Measurement, issued by the Institute of Chartered Accountants of India. Accordingly, all such contracts outstanding as on September 30, 2008 are marked to market and a notional loss aggregating to Rs. 18294 lakhs (net of tax) arising on contracts that were designated and effective as hedges of future cash flows, has been directly recognised in the Hedging Reserve Account to be ultimately recognised in the Profit and Loss Account depending on the exchange rate fluctuation till and when the underlying forecasted transaction occurs. Earlier such notional loss / gain was recognised in the Profit and Loss Account on the basis of exchange rate on the reporting date.
5)	During the period, the Company, has reviewed the estimation for provisioning for doubtful receivables in respect of its vehicle financing business based on past performance trends. The Company continues to provide for such doubtful receivables based on an assessment and the probable inherent loss in the business, and more conservatively than required under the RBI guidelines applicable to NBFC’s. The revised estimation has resulted in lower provisioning of Rs 4765 lakhs in the current half year.
6)	The Company was in the process of construction of plant for manufacture of small car NANO at Singur in the state of West Bengal. In view of continued agitations and hostility at Singur, on October 3, 2008, the Company announced its decision to move the NANO project out of the State. Further, on October 7, 2008, the Company announced its decision to relocate the NANO project at Sanand in the State of Gujarat. Based on the management’s assessment of the cost and benefits in connection with the relocation of the Project from Singur to Sanand, and pending a detailed evaluation of the options, no provision is considered necessary to the carrying cost of Capital work in progress.
7)	The Company made a simultaneous but unlinked rights issues of 64,276,164 Ordinary Shares of Rs.10 each at a premium of Rs. 330 per share, aggregating Rs. 218539 lakhs and 64,276,164 ‘A’ Ordinary Shares of Rs.10 each at a premium of Rs. 295 per share, aggregating Rs. 196042 lakhs. The Committee of Directors have on October 27, 2008 allotted 64,175,655 Ordinary Shares and ‘A’ Ordinary Shares each, after holding in abeyance 100,509 Ordinary Shares and ‘A’ Ordinary Shares each due to legal cases. Post rights issue the public shareholding for Ordinary Shares has decreased to 45.80%. The public shareholding for ‘A’ Ordinary Shares is 15.73%.
8)	Public Shareholding as on September 30, 2008 excludes 14.91% (post rights issue 12.37%) (14.56% as on September 30, 2007) of Citibank N.A. as Depository for American Depository Shares (ADS) holders.
9)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
10)	As on June 30, 2008, 1 investor complaint was outstanding. The Company received 23 complaints and resolved 7 complaints during the quarter. There are 17 complaints unresolved as on September 30, 2008, of which 15 complaints are pertaining to non-receipt of dividend.
11)	The Company’s securities (ADS) are registered at the New York Stock Exchange Inc. The Company has filed annual report for the year ended March 31, 2008, as per the requirement of Securities Exchange Act of 1934 in Form 20-F on September 30, 2008. Any shareholder desirous of obtaining hard copy of the said Form 20-F may request for the same which will be provided free of the charge by the Company. A request for this should be made to the Company Secretary.
12)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and half year ended September 30, 2008.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on October 31, 2008.

Tata Motors Limited

Ravi Kant
Mumbai, October 31, 2008	Managing Director

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.